June 19, 2014

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:            JNLNY Separate Account I ("Registrant")
File Nos. 333-183046 and 811-08401

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 11 under the Securities Act of 1933, and Amendment No. 349 under the Investment Company Act of 1940, to the registration statement (the "Amendment").  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933 for the sole purpose of amending the Registration Statement to reflect the inclusion of the temporary "subject to completion" legend on the first page of the supplements contained in Post-Effective Amendment No. 10 filed on June 11, 2014.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc:            Alberto Zapata
Joan E. Boros